ENSIGN INVESTORS, INC.



                                 July 7, 1998


SECURITIES & EXCHANGE COMMISSION

            Re:   CIK No. 0001043215
                  ENSIGN INVESTORS, INC.
                  Accession Numbers:  0001016193-97-000067   (1)
                                      0001016193-97-000154   (2)
                                      0001016193-98-000051   (3)

TO WHOM IT MAY CONCERN:

     On July 31, 1997, Ensign Investors, Inc. filed Forms N-8A and N-1A (Accession No. 1) with the Securities and Exchange Commission. Unfortunately, both filings were made under the same submission as one document. This error was not discovered until several months later.

     In November, 1997, the same registration was resubmitted (Accession No. 2) and was reviewed by Mr. H.R. Hallock at the SEC. In January, 1998, Mr. Hallock requested additional information concerning the registration. As a result, an amended Form N-1A (Accession No. 3) was filed with the SEC on June 4, 1998.

     On June 22, 1998, Ms. Melody Adams from the EDGAR Filers Section contacted me indicating there was a problem with the June 4, 1998 registration and referred me to Ms. Ruth Sanders. Ms. Sanders indicated that the November 1997 submission had only been marked for registration under the Securities Act of 1933, whereas the June 1998 amendment had been correctly submitted for registration under the 1933 Act and the 1940 Act.

     We should have filed, and we meant to file, the original filing of the N-1A under both the 1933 and 1940 Acts. However, we inadvertently included the "Act" tag only for the 1933 Act. We are making this filing to add the 1940 Act. We will be requesting an adjustment of the filing date of this filing back to the date of the initial filing under the 1933 Act.

SECURITIES & EXCHANGE COMMISSION
July 7, 1998
Page 2
--------------------------------------

     Thank you for your assistance in this matter. Should you have any questions regarding this filing, please contact me at 801-253-9647 or Doreen Neumann at Cohne, Rappaport & Segal at 801-532-2666.


                                    Sincerely,

                                    ENSIGN INVESTORS, INC.




                                    /s/ Stanley M. Wells
                                    --------------------------------
                                    Stanley M. Wells, President

                                     UNITES STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-8A
                               NOTIFICATION OF REGISTRATION
                          FILED PURSUANT TO SECTION 8(a) OF THE
                              INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Ensign Investors, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

9921 S. Treasure Circle, South Jordan, Utah, 84095

Telephone Number (including area code):  801-253-9647

Name and address of agent for service of process:

Stanley Marion Wells, 9921 S. Treasure Circle, South Jordan, Utah 84095

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                                          Yes   X           No    _

SIGNATURES

1. Form of signature if registrant is an investment company having a board of directors:

      Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of South Jordan and state of Utah on the 18 day of June 1997.


                                          Signature

                                          /s/ Stanley M. Wells
                                          Ensign Investors, Inc.

                                          BY    Stanley M. Wells, President



Attest:   /s/ Jerry J. Ohrn
          Jerry J. Ohrn
          Director, Ensign Investors, Inc.